EXHIBIT 3.02

AMENDMENT NO. 2 TO

AMENDED AND RESTATED BYLAWS OF

ADAPTEC, INC.

The following sets forth Amendment No. 2 to the Amended and Restated Bylaws, dated as of May 18, 2006, of Adaptec, Inc., a Delaware corporation (the “Company”), as amended by that certain Amendment No. 1, dated as of July 14, 2006:

Pursuant to resolutions adopted by the Company’s Board of Directors on July 6, 2006, the first sentence of Article III, Section 3.2 of the Company’s Amended and Restated Bylaws, dated May 18, 2006, as amended by that certain Amendment No. 1, dated as of July 14, 2006, is hereby amended and restated, as of July  17, 2006, in its entirety to read as follows, effective upon acceptance by Jon S. Castor of his appointment to the Company’s Board:

“The authorized number of directors of the Company shall be eleven (11).”

IN WITNESS WHEREOF, the undersigned has hereto subscribed his name this 17th day of July 2006.

/s/ Dennis DeBroeck
Dennis DeBroeck, Secretary